Dicerna Pharmaceuticals, Inc. 87 Cambridgepark Drive Cambridge, Massachusetts 02140 617-621-8097 Fax: 617-252-0927 www.dicerna.com
October 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Dicerna Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-214082

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dicerna Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it may be declared effective at 4:00 p.m., Washington, D.C. time, on October 31, 2016, or as soon thereafter as practicable.

If you have any questions regarding the foregoing, please call Sam Zucker of Sidley Austin LLP at (650) 565-7111.

We appreciate your assistance in this matter.

Very truly yours,

DICERNA PHARMACEUTICALS, INC.

By:	/s/ John B. Green
Name:	John B. Green
Title:	Chief Financial Officer

cc: Sam Zucker, Esq., Sidley Austin LLP